July 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention: Bradley Ecker and Erin Purnell

Re:	Laird Superfood, Inc. Registration Statement on Form S-3 Filed on June 26, 2024 File No. 333-280510

Ladies and Gentlemen:

This letter provides the response of Laird Superfood, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 3, 2024, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-280510) (the “Registration Statement”) filed with the Commission on June 26, 2024. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Form S-3 filed June 26, 2024

SELLING STOCKHOLDER, page 11

1.

We note your disclosure that you are seeking to register up to an additional 500,000 shares of common stock that have not yet been issued to the selling stockholder. Please provide your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of the Securities Act 1933 prior to your attempt to register the resale of the shares. In your analysis, please consider the Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations. In addition, please file the sponsorship and support agreement with the selling stockholder as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considers the private placement associated with the Sponsorship and Support Agreement to be complete. Pursuant to Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations, a resale registration statement may be filed if securities are privately placed, the purchaser is irrevocably bound to purchase the securities, subject only to the filing or effectiveness of a registration statement or conditions outside the control of the investor, and the purchase price has been established at the time of the private placement.

Haynes and Boone, LLP	2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

July 25, 2024

The Company believes that the investment decision on behalf of KPRB to receive certain securities of the Company in exchange for brand ambassador services to promote the Company’s products was made at the time of execution of the Sponsorship and Support Agreement in July 2023. The Sponsorship and Support Agreement provides for the issuance of the following securities to KPRB: (i) upon effectiveness of the Sponsorship and Support Agreement, restricted stock units relating to 100,000 shares of common stock, vesting quarterly over four quarters (the “Signing RSUs”) and a stock option to purchase up to 300,000 shares of common stock at a price of $1.00 per share, which stock option expires ten years from the grant date (the shares underlying the stock option and the Signing RSUs, the “Signing Securities”), which Signing Securities were previously issued and registered for resale pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-276235), which was declared effective by the Commission on December 29, 2023, and (ii) during the term of the Sponsorship and Support Agreement, an additional 100,000 shares of common stock upon the Company’s stock price reaching each of the following thresholds for a volume-weighted period of 10 consecutive days or more than 15 non-consecutive days within any 30-day period: $2.00, $3.00, $4.00, $5.00, $6.00, and $7.00 (such shares, the “Market-Based Shares”).

To date, an aggregate of 300,000 of the Market-Based Shares were issued pursuant to the Sponsorship and Support Agreement in three equal tranches of 100,000 shares of common stock on the respective dates in which the applicable stock price threshold was obtained: $2.00 tranche on March 27, 2024, $3.00 tranche on June 14, 2024 and $4.00 tranche on July 1, 2024. Pursuant to the Sponsorship and Support Agreement, an aggregate of 300,000 additional Market-Based Shares are issuable in three tranches of 100,000 shares of common stock upon the achievement of the $5.00, $6.00 and $7.00 thresholds.

The Sponsorship and Support Agreement has a one-year term that began on August 14, 2023. The Company’s delivery requirement for the Market-Based Shares is structured such that the securities may be issuable upon the achievement of the applicable stock price threshold, irrespective of any further performance by KPRB. KPRB’s performance under the Sponsorship and Support Agreement is therefore substantially complete, as the remaining conditions for KPRB to receive the Market-Based Shares may be outside of KPRB’s control. Accordingly, the Company respectfully submits to the Staff that the private placement by virtue of the Sponsorship and Support Agreement was completed under Section 4(a)(2) prior to the filing of the Registration Statement and that the Market-Based Shares are eligible for registration for resale under the Registration Statement.

Furthermore, the Company acknowledges the Staff’s request to file the Sponsorship and Support Agreement as an exhibit to the Registration Statement. Although the Company considers the Sponsorship and Support Agreement to be a customary agreement entered into in the ordinary course of its business relating to the promotion of the Company’s products and therefore not a material contract pursuant to Item 601(b)(10) of Regulation S-K, the Company has filed a redacted copy of the Sponsorship and Support Agreement as Exhibit 99.1 to Amendment No. 1. The Company agrees to supplementally provide an unredacted copy of the Sponsorship and Support Agreement to the Staff or the Commission upon request. Additionally, the Company has revised page [11] of Amendment No. 1 to further describe the terms of the Sponsorship and Support Agreement as such terms relate to the stock price thresholds and the issuance of the Market-Based Shares.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

July 25, 2024

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:
Jason Vieth, Chief Executive Officer
Anya Hamill, Chief Financial Officer
Kierra Jones, Esq., Haynes and Boone, LLP